Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "LEO AEROSPACE LLC",

FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF OCTOBER, A.D.

2017, AT 11:06 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6579755 8100
SR# 20176628957

Authentication: 203405777
Date: 10-16-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:06 AM 10/16/2017
FILED 11:06 AM 10/16/2017
SR 20176628957 - File Number 6579755

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is **Leo Aerospace LLC**

2. The Registered Office of the limited liability company in the State of Delaware is located at **850 New Burton Road, Suite 201** (street), in the City of **Dover**, Zip Code **19904**. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is **Cogency Global Inc.**

By: _____
Authorized Person

Name: **Corben A. Lee**
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